UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On December 3, 2009, CIBT Educations Group Inc. (the “Company”) received a letter from the staff of the NYSE Amex LLC (“NYSE Amex”) concerning the Company’s issuance of certain shares of its common stock (the “Shares”) on November 3, 2009 and November 24, 2009 prior to receiving approval from the NYSE Amex to list those common shares, as required by section 301 of the NYSE Amex Company Guide (the “Company Guide”). The staff stated in the letter that failure to comply with the NYSE Amex rules concerning the listing of additional securities could jeopardize the Company’s continued listing status under Section 1003(d) of the Company Guide.

The staff also stated in the letter that at this time the continued listing evaluation and follow-up procedures specified in Section 1009 of the Company Guide would not be applied. As the Company is not in compliance with NYSE Amex continued listing standards, the letter constitutes a “Warning Letter” pursuant to Section 1009(a)(i) of the Company Guide and notice of failure to satisfy a continued listing standard.

On December 4, 2009, the Company submitted to NYSE Amex the application for listing of additional securities concerning the above issuances and is working with the NYSE Amex to ensure that the common shares are properly listed with the NYSE Amex.

Also on December 4, 2009 the Company issued a press release disclosing the receipt of the letter and notice of failure to satisfy a continued listing standard. A copy of the press release is attached to this Form 6-K as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	December 4, 2009 News Release – “CIBT Education Group Inc. Receives Noncompliance Warning Letter from the NYSE Amex”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: December 7, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer